UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 25, 2024

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On March 25, 2024, Music Licensing, Inc. (OTC: SONG) instructed its legal counsel to withdraw the legal action filed against FINRA. This action was initiated to seek a declaratory ruling requesting FINRA to process the Reverse Stock Split. Music Licensing, Inc. firmly believes that FINRA will imminently process the stock split. Upon the occurrence of the Stock Split, Music Licensing, Inc. anticipates being able to execute its growth strategies through the continued acquisition of royalty-generating Intellectual Property (IP).

Music Licensing, Inc. recently acquired royalty interests in Listerine "Mouthwash" Antiseptic on February 22, 2024, and has previously acquired royalty interests in musical works by industry luminaries such as Elton John, Miley Cyrus, Lil Wayne, Lil Nas X, XXXTENTACION, and Halsey. The company is confident that upon the successful processing of the reverse stock split in the near future, it will be able to utilize the reimbursement clauses within our CEO's Court-approved 3(a)(10) arrangement to finance further acquisitions of royalty-generating IP.

Management envisions scaling these acquisitions of royalty-generating IP to achieve positive cash flow for the company, enabling it to cover operational costs and fund additional acquisitions for sustained growth. Furthermore, management intends to implement a long-term Buy-Back program once the company achieves self-sustainability, utilizing a percentage of cash flows from these acquisitions to counteract the potential dilutive effects of the court-approved 3(a)(10) arrangement held with Jake P. Noch and Jake P. Noch Family Office, LLC.

While acknowledging that dilution in any form is not favorable to shareholders, management believes that the long-term benefits outweigh the negatives. The reimbursement process under the court-approved 3(a)(10) arrangement does not accrue interest and necessitates pre-payment for assets by Jake P. Noch / Jake P. Noch Family Office, LLC before seeking reimbursement through the court-approved arrangement.

This withdrawal of legal action against FINRA underscores Music Licensing, Inc.'s confidence in the imminent processing of the Reverse Stock Split and its commitment to executing its strategic growth initiatives.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	March 26, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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